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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 2 2004
WASH. D.C.
158

SEC FILE NUMBER
8-28569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/03___ AND ENDING ___12/31/03___
                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pickwick Plaza
           (No. and Street)

Greenwich   Connecticut   06830
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Brody   (203) 618-5806
                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
       (Name - if individual, state last, first, middle name)

2 World Financial Center New York   New York   10281-1414
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

I, Paul Brody, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Timber Hill LLC for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/25/04
Signature   Date

Chief Financial Officer
Title

_____
Notary Public

DOUGLAS A. MADONIA
Notary Public, State of Connecticut

My Commission Expires June 30, 20_06_

TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities and ExchangeAct of 1934 and
Regulation 1.10(g) under the Commodity
Exchange Act as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Timber Hill LLC

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Timber Hill LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2004

Member of
Deloitte Touche Tohmatsu

TIMBER HILL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		$ 1,261,107
Cash and securities - Segregated under federal and other regulations		1,561,015
Secured demand note receivable collateralized by marketable securities		5,200,000
Securities purchased under agreements to resell		16,500,000
U.S. treasury bills - Pledged		82,601,236
Receivables from brokers, dealers and clearing organizations		242,372,790
Securities borrowed		2,296,551,674
Securities owned, at market: (Note 3)		
Securities owned	$1,974,802,695	
Securities owned - Pledged as collateral	1,643,248,148	
Total		3,618,050,843
Other assets		42,271,689
TOTAL ASSETS		**$6,306,370,354**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Securities sold but not yet purchased, at market (Note 3)	$3,632,035,832
Securities sold under agreements to repurchase	42,500,000
Securities loaned	1,612,232,561
Payables to brokers, dealers and clearing organizations	18,735,035
Short-term bank loans (Note 4)	22,000,000
Accounts payable, accrued expenses and other liabilities	53,619,295
Total	5,381,122,723
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 6)	5,200,000
MEMBERS' CAPITAL	920,047,631
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$6,306,370,354

See notes to statement of financial condition.

TIMBER HILL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

---

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered futures commission merchant. All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for an affiliated futures commission merchant.

   The Company is 99.99% owned by Interactive Brokers Group LLC ("IBGLLC"). In addition to the Company, IBGLLC is comprised of the following companies: Interactive Brokers LLC ("IBLLC"), Timber Hill Europe AG ("THE"), Timber Hill Hong Kong Limited ("THHK"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers Canada Inc. ("IBC") and Interactive Brokers (U.K.) Limited ("IBUK"). THE is the parent company of Timber Hill (U.K.) Limited ("THUK").

2. **SIGNIFICANT ACCOUNTING POLICIES**

   The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practices.

   Use of Accounting Estimates

   The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2003. Actual results could differ from those estimates. Such estimates include estimated useful lives of equipment, estimated fair value of financial instruments and estimated contingency reserves.

   Principal Transactions

   Stocks, corporate bonds, futures and options transactions are reflected in the statement of financial condition on a trade date basis and are valued at market.

   Federal and State Income Taxes

   The Company is a limited liability company, which qualifies as a partnership for Federal income tax purposes. As such, the Company files a partnership income tax return for Federal, states and localities.

U.S. Treasury Bills – Pledged

U.S. Treasury bills are carried at amortized cost, which approximates market value. In the normal course of business such securities are pledged with the Company's clearing organizations, as disclosed in Note 7.

Collateralized Financing Arrangements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other securities with the counterparty. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities Pledged

On the statement of financial condition for the year ended December 31, 2003, all firm owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as securities pledged as collateral as required by Statements of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125*. There were $1,643,248,148 of such securities pledged at December 31, 2003. There were also $82,601,236 of U.S. treasury bills pledged at December 31, 2003. At December 31, 2003, collateral received from counterparties amounted to $2,271,503,347, which the Company has the right to repledge or resell, of which substantially all has been repledged or resold.

Receivable and Payable from/to Brokers, Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable for securities failed to deliver, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions and floor-brokerage receivables. Payables to broker-dealers and clearing organizations include amounts payable for securities failed to receive, amounts payable to clearing organizations on open transactions and floor-brokerage payables. In addition, the net receivable or payable arising from unsettled trades would be reflected in those captions.

Defined Contribution Plan

The Company has a defined contribution plan covering substantially all employees who have met service requirements.

Property and Equipment

Property and equipment are included in other assets and primarily consist of technology hardware, software and leasehold improvements. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of ARB 51*, which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either (a) do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from any parties or (b) lack either decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity.

In December 2003, the FASB issued a revised version of FIN 46 (referred to as "FIN 46R") which amended certain reporting and disclosure requirements, and various definitions of certain terms. The revisions to FIN 46 as noted in FIN 46R are required to be adopted by public entities no later than the first reporting period after March 15, 2004 though they may be adopted prior to such date. The Company, as a privately held company, is required to adopt FIN 46R in the first reporting period after December 15, 2004, and believes that the adoption of FIN 46R will not have a material impact on its statement of financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which requires certain financial instruments to be classified as liabilities rather than equity. SFAS No. 150 was effective in the six months ended June 30, 2003 for financial instruments entered into or modified after May 31, 2003, and was otherwise effective July 1, 2003 for previously issued instruments. The adoption of SFAS No. 150 did not have a material impact on its financial condition of the Company.

3. **SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED**

Securities owned and sold but not yet purchased consist of the following:

	Owned	Sold But Not Yet Purchased
Stocks	$1,939,920,599	$2,076,936,606
Options	1,676,945,165	1,555,099,226
Bonds	1,185,079	-
	$3,618,050,843	$3,632,035,832

The market value of securities owned by the Company that have been loaned or pledged to counterparties as collateral under agreements whereby, each counterparty had the right to sell or

repledge the collateral at December 31, 2003, was approximately $1,643,248,148, of which $120,360,846 was with affiliates.

4. SHORT-TERM BANK LOANS

Short-term overnight bank loans bear interest at fluctuating rates based on the Federal Funds rate. At December 31, 2003, there were loans outstanding of $12,000,000, collateralized by $14,335,000 in equity securities at a rate of 1.3375% and $10,000,000 unsecured at a rate of 1.50%. They were repaid on January 2, 2004.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FAIR VALUE DISCLOSURES

Off-Balance-Sheet Risk - In the normal course of business, the Company buys and sells a variety of financial instruments. Certain of these instruments, including equity options and futures products, give rise to off-balance-sheet risk. Risk arises from changes in the value of these contracts (market risk) and also from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company relies upon its proprietary computer system to assure that the market risk inherent in its portfolio at any moment is minimized. Credit risk is limited in that substantially all of the contracts are settled directly with securities and commodities clearing houses.

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities deposited by the Company with a market value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities at the contracted price, and thereby, may create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's statement of financial condition.

Fair Value - Due to the nature of its operations, substantially all of the Company's financial instrument assets, comprising of securities owned, securities purchased under agreements to resell, securities borrowed and receivables from brokers, dealers and clearing organizations are carried at fair value based on quoted market prices or are assets that are short-term in nature and are reflected at amounts approximating fair value. Similarly, all of the Company's financial instrument liabilities arise from securities sold, securities sold under agreements to repurchase, securities loaned and liabilities, which are short-term in nature and are reported at quoted market prices or at amounts approximating fair value. Fair value information by class of derivative financial instruments is included below under such caption.

Derivative Financial Instruments - The Company buys and sells exchange traded derivative financial instruments for trading purposes solely for its own account. The fair value of those exchange traded derivative financial instruments held at December 31, 2003 and the average fair value of the instruments for the year ended December 31, 2003 are as follows:

	Fair Value	
	Assets Fair Value	Liabilities Fair Value
Derivatives used for Trading purposes:		
Options	$1,676,945,165	$1,555,099,226
Futures contracts	161,355	161,118
Foreign Exchange contracts	2,338,943	2,081,510

6. SUBORDINATED LIABILITIES

The Company has an unsecured revolving senior subordinated loan facility of $15,000,000, which was unutilized at December 31, 2003 and expires on June 2, 2004. Borrowings under the agreement bear interest at a rate of prime plus 2.4%.

The Company also has a secured demand note collateral agreement for $5,200,000, which matures on December 31, 2004. The note bears interest at a rate of 5%. This agreement is collateralized by fixed income securities having a market value of $6,170,076.

The agreements covering the subordinated loan and secured demand note have been approved by the American Stock Exchange and the Chicago Mercantile Exchange and are thus available in computing the Company's net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (Note 11). To the extent that such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation - As of December 31, 2003, the Company has been named as party to certain actions. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions will not have a material adverse effect on the financial statements of the Company.

Other Commitments - The Company has other collateralized letters of credit of $2,125,000, which are collateralized by equity securities of $2,252,282.

U.S. Treasury bills generally are used to satisfy the Company's daily margin and clearing fund requirements with its clearing organizations.

Guarantees - The Company provides guarantees to securities clearinghouses and exchanges which meet the accounting definition of a guarantee under FIN 45. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

8. RELATED PARTY TRANSACTIONS

THE, THUK, THC, THA, THHK and THSHK are registered securities dealers in Switzerland, Great Britain, Canada, Australia and Hong Kong respectively and trade on a proprietary basis. IBLLC, IBUK and IBC are registered broker-dealers in the US, Great Britain and Canada respectively, and engage in execution and clearing securities services for customers. IBGLLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources as well as engage in security transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the statement of financial condition were the following amounts with related parties as of December 31, 2003:

Receivables from brokers, dealers and clearing organizations	
Brokerage transactions receivable	$ 33,000
Dividend receivable	64,851
Other assets:	
Administrative and service fees receivable	$ 1,786,144
Advances receivable	691,755
Brokerage fees receivable	1,197,173
Interest receivable	9,926
Loan receivable	1,000,000

Loan receivable from affiliate bears interest of 1.29% and is payable on demand.

Included in liabilities in the statement of financial condition were the following amounts with related parties as of December 31, 2003:

Payables from brokers, dealers and clearing organizations:	
Brokerage transactions payable	$ 1,610,595
Accounts payable, accrued expenses and other liabilities:	
Advances payable	$ 3,592,252
Brokerage fees payable	1,740,110
Consulting fees payable	2,459,380
Interest payable	108,381
Securities sold under agreements to repurchase	42,500,000
Securities loaned	127,891,025

9. SEGREGATION OF FUNDS

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. At December 31, 2003, segregated funds exceeded such requirements by $236,525. At December 31, 2003, cash in the amount of $1,561,015 and U.S. treasury bills, with a market value of $42,578,580, were segregated.

10. EMPLOYEE INCENTIVE PLANS

The Company participates in two employee incentive plans sponsored by IBGLLC that provide eligible employees with the opportunity to share in the long-term growth of IBGLLC. The Company applies the guidance contained in SFAS No. 123 in accounting for transactions of these plans.

Return on Investment Dollar Units ("ROI"): Since 1998, the Company has granted all non-member employees ROI Dollar Units. Grantees may redeem the units beginning five years and ending ten years after the date of grant. Upon proper redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value.

In 2003, IBGLLC determined that the accumulated ROI accruals should be borne by the subsidiaries that employ the grantees. As a result, as of December 31, 2003, Accounts payable, accrued expenses, and other liabilities included accruals relating to ROI of $18,141,275.

Member Interests: Selected employees of the Company are granted non-transferable member interests in IBGLLC. Those member interests entitle the grantees to share in the net consolidated profit or loss of IBGLLC based on their holding percentages. Redemptions of member interests are treated as capital distributions from IBGLLC.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security), with a maximum requirement of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, as defined. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2003, the Company had net capital of $379,537,290, which was $377,817,822 in excess of required net capital.

12. SUBSEQUENT EVENTS

On January 14, 2004, the Company's managing members approved and paid a cash dividend to the members of the company totaling $8,700,870.

*****



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2004

Timber Hill LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Timber Hill LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) for determining compliance with the exemptive provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 and Regulation 30.7 under the Commodity Exchange Act and (4) in making the daily computations of the segregation requirements of Section 4d(2). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Chicago Mercantile Exchange, the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP